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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         U.S. TIMBERLANDS COMPANY, L.P.
                            (Name of Subject Company)

                         U.S. TIMBERLANDS COMPANY, L.P.
                      (Name of Person(s) Filing Statement)

                                  COMMON UNITS
                         (Title of Class of Securities)

                                    902977107
                      (CUSIP Number of Class of Securities)

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                                  JOHN M. RUDEY
                           CHIEF EXECUTIVE OFFICER AND
                          PRESIDENT OF GENERAL PARTNER
                         U.S. TIMBERLANDS COMPANY, L.P.
                         625 MADISON AVENUE, SUITE 10-B
                            NEW YORK, NEW YORK 10022
                                 (212) 755-1100
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   ----------

                                 WITH A COPY TO:

          MARTIN NUSSBAUM, ESQ.                   JESSE A. FINKELSTEIN, ESQ.
        SCOTT M. ZIMMERMAN, ESQ.                   WILLIAM J. HAUBERT, ESQ.
  SWIDLER BERLIN SHEREFF FRIEDMAN, LLP          RICHARDS, LAYTON & FINGER, P.A.
          THE CHRYSLER BUILDING                 ONE RODNEY SQUARE, P.O. BOX 551
          405 LEXINGTON AVENUE                       WILMINGTON, DE 19899
           NEW YORK, NY 10174                           (302) 651-7700
            (212) 973-0111

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

      The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"). The address of the principal executive office of the Company is 625 Madison Avenue, Suite 10-B, New York, New York 10022. The telephone number of the principal executive office of the Company is (212) 755-1100.

      The title of the class of equity securities to which this Schedule 14D-9 relates is common units (the "Common Units") of the Company. As of October 16, 2002 there were 9,648,017 Common Units outstanding.

Item 2. Identity and Background of Filing Person.

      The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

      This Statement relates to the tender offer by U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company (the "Buyer"), formed by John M. Rudey, the Chief Executive Officer and President of the Company's General Partner (as hereinafter defined) and the Company's largest unitholder who currently owns approximately 36.7% of the equity interests of the Company, and certain other officers and directors (Mr. Rudey, together with such other officers and directors, the "Investor Group") of the U.S. Timberlands Services Company, L.L.C., a Delaware limited liability company and the general partner of the Company (the "General Partner"), to purchase all of the outstanding Common Units not owned by the Investor Group, the General Partner, U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company and the sole member of the Buyer ("Holdings"), or any affiliate of any of the foregoing, at a price of $3.00 per Common Unit, in cash (the "Offer Price"), less any amounts required by law to be withheld and paid to governmental entities. The tender offer is being made upon the terms and subject to the conditions set forth in the Buyer's Offer to Purchase dated November 15, 2002, (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement.

      The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 16, 2002 (the "Merger Agreement"), by and among Holdings, the Buyer and the Company. The Offer is conditioned, among other things, upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer 3,281,739 Common Units, representing, when added to the Common Units held by Holdings, the Buyer, the General Partner and their affiliates, in excess of 50% of the aggregate outstanding Common Units (the "Minimum Condition"). Holdings, the Buyer, the General Partner and their affiliates, collectively, currently own 1,542,270 Common Units which represent approximately 16% of the outstanding Common Units. The Buyer may waive the conditions to the Offer. However, the Buyer may not waive the Minimum Condition without the express prior written consent of the Company (granted upon the recommendation of the Special Committee/Conflicts Committee of the Board of Directors (the "Board") of the General Partner (the "Special Committee")). The Buyer has received a letter from the credit insurer that arranged for the Yakima Refinancing (as hereinafter defined) approving a proposed amendment to the Yakima Indenture (as hereinafter defined), which the Buyer believes will enable it to pay for the Common Units tendered in the Offer and acquired in the Merger (as defined below).

      As soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Buyer intends to merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act. Following the Merger, the Company will be the surviving entity (the "Surviving Company") and the separate existence of the Buyer will cease. At the effective time of the Merger (the "Effective Time of the Merger"), (i) the 100% limited liability company interest of the Buyer held by Holdings shall be converted into 10 Common Units and 10 Subordinated Units of the Surviving Company, which shall be all of the issued and outstanding Common Units and Subordinated Units upon the effectiveness of the Merger, and Holdings shall become the sole limited partner of the Company, (ii) each issued and outstanding Common Unit or Subordinated Unit other than Common Units or Subordinated Units owned by Holdings, the Buyer, the General Partner or any affiliate of any of the foregoing (the "Excluded Units") shall be converted into the right to receive the Offer Price (the "Merger Consideration"), less any amounts required by law to be withheld and paid to governmental entities, without interest, upon the surrender of the certificates formerly representing such Common


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Units or Subordinated Units and (iii) each issued and outstanding  Excluded Unit shall be deemed cancelled and retired and no consideration shall be paid in respect thereof.

      The Schedule TO states that the address of the principal executive offices of the Buyer is 625 Madison Avenue, Suite 10-B, New York, New York 10022.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

      In reviewing the balance of this Statement, the Common Unit holders should be aware that members of the Board have relationships that may present conflicts or potential conflicts of interest. The Board consists of six members, John M. Rudey, George R. Hornig, Robert F. Wright, Aubrey L. Cole, Alan B. Abramson and William A. Wyman. Mr. Rudey is the controlling member of Holdings. George R. Hornig is also a member of the Investor Group. For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and (i) the General Partner's executive officers, directors or affiliates, or (ii) the Buyer or its affiliates, see "SPECIAL FACTORS: Plans for the Company; Other Matters" and "SPECIAL FACTORS: Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, which is incorporated by reference in this Statement.

      The Special Committee was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

      A summary of the material provisions of the Merger Agreement is included in "THE OFFER: The Merger Agreement" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit (e)(1) hereto and which is incorporated by reference herein.

      INDEMNIFICATION: DIRECTORS' AND OFFICERS' INSURANCE. The Merger Agreement provides that, from the Effective Time of the Merger through the sixth anniversary of the Effective Time of the Merger, the Surviving Company shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date of the Merger Agreement, or becomes prior to the Effective Time of the Merger, a director, officer employee or agent of the Company and its Subsidiaries ("Indemnified Parties") against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including reasonable attorneys' fees and disbursements) (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, employee or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time of the Merger, (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent as permitted under applicable law, to the extent such Costs have not been paid for by insurance. Each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any claim, action, suit, proceeding or investigation from the Surviving Company within thirty days of receipt by the Surviving Company from the Indemnified Party of a request therefor, along with the supporting documentation; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

      The Merger Agreement provides that the Surviving Company, at no expense to the beneficiaries, shall maintain in effect for six years from the Effective Time of the Merger the current directors' and officers' liability insurance policies maintained by the Company with respect to matters existing or occurring at or prior to the Effective Time of the Merger (including the transactions contemplated by the Merger Agreement), so long as the annual premium therefor would not be in excess of 450% of the last annual premium paid prior to the date of the Merger Agreement (such 450%, the "Maximum Premium"). If the Company's existing insurance expires, or is terminated or canceled during such six-year period (or the annual premium therefor would exceed the Maximum Premium) the Surviving Company shall use commercially reasonable efforts to obtain, for the remainder of such period, replacement directors' and officers' liability insurance with the most advantageous limits, deductibles and other terms and conditions available for an annualized premium not in excess of the Maximum Premium (as determined by the Surviving Company in its reasonable discretion).


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

      Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the General Partner's executive officers, directors or affiliates or (ii) the Buyer, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

      (a) Recommendation of the Board and the Special Committee.

      At a meeting held on October 11, 2002, the Special  Committee  unanimously
(i) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended the approval thereof by the Board, (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair and reasonable to, and in the best interests of, the Company and the holders of Common Units, other than the Buyer, Holdings, the General Partner and their affiliates (the "Limited Partners"), (iii) recommended the approval and adoption of the Merger Agreement and the transactions contemplated thereby (including but not limited to the Offer and the Merger) by the Board, and (iv) recommended that the Limited Partners tender their Common Units in the Offer, and, to the extent applicable, that the Limited Partners vote in favor of the approval of the Merger Agreement and the Merger, and that the Board make such recommendation.

      The General Partner, acting pursuant to unanimous approval of the Board, based upon the recommendation of the Special Committee, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby (including but not limited to the Offer and the Merger), (iii) consented to the admission of the Buyer as a limited partner with respect to any Common Units and Subordinated Units of the Company acquired in the Offer and the Merger, (iv) directed that the Merger Agreement be submitted to a vote of the Limited Partners in accordance with Articles XIII and XIV of the Amended and Restated Limited Partnership Agreement of the Company (the "Limited Partnership Agreement"), and
(v) recommended that the Limited Partners tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

      (b) Background of the Offer; Reasons for the Recommendation of the Special Committee.

Background of the Offer

      The Board has from time to time evaluated various alternatives for the Company to enhance unitholder value, including strategic acquisitions and alliances and operating, administrative and financial measures. In particular, the Board has focused on alternatives that would provide a more reliable distribution stream to the Company's unitholders because (1) the Company's ability to pay cash distributions is constrained by harvesting restrictions imposed upon the Company's subsidiary, U.S. Timberlands Klamath Falls, L.L.C. ("Klamath Falls"), pursuant to the indenture governing its publicly-traded bonds and (2) the lack of cash distributions, coupled with the Company's status as a pass-through entity for federal income tax purposes, creates the risk that the Company's unitholders might receive phantom income as a result of gains realized upon the sale of property, given that the cash proceeds from such sales cannot be distributed. The General Partner's senior management and the Board periodically have discussed these efforts with Mr. Rudey. As part of these efforts, senior management and Mr. Rudey came to the conclusion that the Company and its unitholders would be best served if the Company were a private entity in order to afford management greater flexibility in managing the timber assets of the Company and to address the unitholders' desire for a reliable distribution stream. On November 2, 2000, the Company publicly announced that a group led by Mr. Rudey and senior management of the General Partner had begun the process of exploring the possibility of taking the Company private.

      At the November 9, 2000 meeting of the Board, the Board discussed the initiative to take the Company private. At the meeting, representatives of the Company's corporate counsel, Swidler Berlin Shereff Friedman, LLP ("Swidler
Berlin"), discussed the potential going-private transaction, and the Board unanimously approved the establishment of a special committee of independent directors (the "Special Committee"), consisting of Alan


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B.  Abramson,  as  chairman,  and William W.  Wyman.  The Board gave the Special
Committee the authority to determine the advisability of any proposal made by management to acquire all or any substantial interest in the Company, to make recommendations to the Board regarding any such proposal, to determine if any such proposal is fair to, and in the best interests of, the Limited Partners, to review and negotiate the terms of any such proposal, to engage legal and financial advisors to assist the Special Committee in evaluating any such proposal and to take such other actions as the Special Committee deemed
necessary,   appropriate  or  desirable.  The  Company  publicly  announced  the formation of the Special Committee on November 9, 2000.

      On December 6, 2000, the Special Committee met and interviewed various law firms to represent the Special Committee. At the December 7, 2000 meeting of the Special Committee, the Special Committee determined to retain Richards, Layton & Finger, P.A. ("Richards, Layton & Finger"), as counsel to the Special Committee.

      On December 22, 2000, the Company publicly announced its anticipated sales and EBITDDA figures for 2000 and that it expected to pay the 4th quarter distribution to unitholders in mid-February 2001.

      At the January 16, 2001 meeting of the Special Committee, the Special Committee interviewed various financial institutions to act as financial advisors to the Special Committee. During January 2001, the Special Committee held four additional meetings in which the Special Committee discussed the potential engagement of Dresdner Kleinwort Wasserstein, Inc. ("DrKW") as the Special Committee's financial advisor, and the Special Committee together with representatives of Richards, Layton & Finger negotiated the terms of the potential engagement of DrKW. At the January 24, 2001 meeting of the Special Committee, the Special Committee determined to delay signing an engagement letter with DrKW as management had not yet submitted any written acquisition proposal.

      On January 25, 2001, the Company publicly announced its cash flow and operating results for the quarter and year ended December 31, 2000 and the quarterly cash distribution for unitholders.

      During January through May 10, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin and with the members of the Special Committee periodically to discuss when a potential written management acquisition proposal might be submitted.

      On February 6, 2001, 1,070,530 of the Company's Subordinated Units converted into an equal number of the Company's Common Units in accordance with the terms of the Limited Partnership Agreement. The Company publicly announced the conversion on February 8, 2001.

      On February 28, 2001, the Company publicly announced an adjustment to its cash flow and operating results for the year 2000, resulting in cash flow for the year ended December 31, 2000 as measured by EBITDDA being reduced by $0.7 million from $49.8 million to $49.1 million (and from $3.80 to $3.74 per unit) and its reported loss being increased from $3.5 million to $4.2 million (and from $0.27 to $0.33 per unit).

      On May 10, 2001, Holdings sent a letter to the Special Committee indicating its interest in acquiring the outstanding Common Units through a tender offer for 32% of the outstanding Common Units not held by the Investor Group or its affiliates for $7.75 per unit in cash and the acquisition of the remaining 68% for 9.625% seven year unsecured senior subordinated promissory notes of the Company in the principal amount of $7.75 per unit through a second-step merger. The letter stated that Holdings had received an oral commitment from a major financial institution for sufficient financing for the transaction and anticipated receiving a written commitment for the financing shortly. The letter stated that the transaction would be subject to the conclusion of the financing transaction for which Holdings had received the oral commitment and the dismissal or satisfactory settlement of outstanding class action litigation brought in connection with the proposed acquisition. The letter also indicated that Holdings is controlled by members of the General Partner's management.

      On May 10, 2001, the Company publicly announced the receipt of the letter from Holdings and also cash flow and operating results for the quarter ended March 31, 2001, and that due to the conditions in the timber market, the quarterly distributions to unitholders had been suspended indefinitely.

      On May 11 and May 22, 2001, the Special Committee met with representatives of Richards, Layton & Finger to consider and discuss the letter received from Holdings and the potential retention of DrKW.


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      On May 24, 2001,  representatives of Richards,  Layton & Finger spoke with representatives of Swidler Berlin about the May 10, 2001 letter from Holdings, including the financing for the transaction contemplated by the letter.

      On June 5, 2001, at the request of Holdings, the Special Committee and representatives of Richards, Layton & Finger met at the executive offices of the Company in New York City with Mr. Rudey, Thomas C. Ludlow, the Chief Financial Officer of the General Partner, George R. Hornig, a member of the Board and the Investor Group, and representatives of Swidler Berlin. During this meeting, Messrs. Rudey and Ludlow explained the rationale for the value implied by Holdings' May 10, 2001 letter and discussed the promissory notes referenced in the letter, the ability of the Company to pay distributions to its unitholders, particularly in light of the harvesting and financial ratio limitations set forth in the indenture of Klamath Falls, and other challenges the Company was facing, including the decline in log prices, and log imports and exports.

      On June 7, 2001, the Special Committee formally engaged DrKW to act as its financial advisor. On that same day, the Company publicly announced the engagement of DrKW and Richards, Layton & Finger as financial advisor and counsel, respectively, to the Special Committee.

      On June 18, 2001, the Company publicly announced that the Investor Group had received a written commitment for its acquisition financing and that the Investor Group could make open market purchases of units until the commencement of any tender offer.

      On June 22, 2001, Mr. Abramson, and representatives of DrKW and Richards, Layton & Finger, met at the executive offices of the Company with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin. At the meeting, the history and capital structure of the Company, the May 10, 2001 letter from Holdings, the financing arrangements contemplated by the letter and the challenges facing the Company, including the ability of the Company to make distributions to unitholders in light of the Klamath Falls indenture (the "Klamath Falls Indenture") restrictions and the decline in log prices, were discussed.

      On July 9 and 10, 2001, representatives of DrKW and Richards, Layton & Finger conducted due diligence meetings at the operational headquarters of the Company in Klamath Falls, Oregon with Mr. Ludlow and Martin Lugus, the Vice President of Timberland Operations of the General Partner.

      During the week of July 9, 2001, DrKW received additional due diligence items from the Company.

      On July 11, 2001, a major financial institution sent a letter to the Investor Group indicating its willingness to provide financing, in the form of a revolving commercial paper facility, to take the Company private subject to, among other things, satisfactory due diligence, credit approval by such financial institution and the negotiation of definitive documentation. The letter provided that it was not an offer or commitment by such financial institution to extend credit. The Investor Group executed the July 11, 2001 letter from such financial institution on July 16 and forwarded it to Richards, Layton & Finger on July 24.

      On July 18, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger. At the meeting, the due diligence process conducted to date, the current capital structure of the Company, the potential post-transaction capital structure of the Company and its affiliates, the debt covenants contained in the bond indenture of Klamath Falls, the Company's ability to pay interest on the promissory notes contemplated by the May 10, 2001 letter from Holdings and the potential trading market for the promissory notes were discussed.

      On July 26, 2001 and August 1, 2001, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin to discuss the status of the proposed refinancing (the "Yakima Refinancing") of the credit facility of U.S. Timberlands Yakima, LLC ("Yakima"), an entity that is owned 49% by the Company and 51% by affiliates of the Investor Group. Representatives of Swidler Berlin indicated that, given the Company's limited management resources, it desired to consummate the Yakima Refinancing before returning its focus to discussions with the Special Committee regarding a going-private transaction, and that the Company believed that the Yakima Refinancing would be consummated shortly.

      On August 2, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW in New York City. At the meeting, representatives of DrKW discussed the capital structure and performance of the Company, the ability of the Company to pay distributions on its Common Units, the transactions contemplated by the May 10, 2001 letter from Holdings (including the terms of, and the Company's


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

ability to pay interest on, the promissory notes referred to in the letter, as well as the potential market for the notes after consummation of a transaction) and the Klamath Falls Indenture restrictions.

      On August 9, 2001, representatives of DrKW met with Mr. Hornig. During the meeting, the Company's ability to pay interest on the promissory notes the Company's unitholders would receive upon consummation of a transaction was discussed.

      On August 13, 2001, Mr. Rudey informed Mr. Abramson again of the Company's need to focus all of its efforts on completing the Yakima Refinancing and, accordingly, to delay substantive discussions with respect to the potential going private transaction until after consummation of the Yakima Refinancing.

      On August 17, 2001, the Special Committee met with representatives of Richards, Layton & Finger to discuss the status of negotiations with the Investor Group.

      On August 17, 2001, the Company publicly announced its cash flow and operating results for the quarter ended June 30, 2001.

      On September 14, 2001, the Yakima Refinancing was consummated.

      On October 3, 2001, the Special Committee, and representatives of DrKW and Richards, Layton & Finger, met with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin at Swidler Berlin's offices in New York City. The meeting had originally been scheduled for September 14, 2001, but had been postponed due to the events of September 11, 2001. At the meeting, management of the Company explained the Yakima Refinancing (and the resources that were necessary to be dedicated to the project). Management discussed the performance of the Company during the 2001 harvesting season. Management also discussed long-term trends in the timber industry and the working capital facility that the Company had previously obtained from Mr. Rudey and the likely inability of the Company to obtain any similar facility from a third party on as favorable terms. The Special Committee discussed certain issues relating to the May 10, 2001 letter from Holdings. These issues included: (i) the Company's ability to service the interest payments on any promissory notes delivered to unitholders in any transaction; (ii) the low percentage of cash in the overall mix of consideration set forth in the May 10, 2001 letter from Holdings; (iii) the relative ability of the acquiror to distribute cash to its equity holders after merely making a single year's interest payment on the promissory notes; and (iv) the loss of the unitholders' ability to participate in any upside in the Company's prospects, while nonetheless being subject to risks relating to the Company's performance as a noteholder. Management indicated that it would respond to these issues once it had the opportunity to deliver all further due diligence materials requested by DrKW and to discuss such materials with them. Management also indicated that it would be reformulating its going private proposal.

      On November 8, 2001, Holdings sent a letter to the Special Committee indicating its interest in acquiring the outstanding Common Units through a tender offer for 50% of the outstanding Common Units not held by the Investor Group or its affiliates for $3.75 per unit in cash and the acquisition of the remaining 50% for 7.0% seven year unsecured senior subordinated promissory notes of the Company in the principal amount of $3.75 per unit through a second-step merger. The letter stated that Holdings had received a commitment from a major financial institution for sufficient financing to complete the transaction. The letter stated that the transaction would be subject to dismissal or settlement of outstanding class action litigation. On November 8, 2001, the Company publicly announced the receipt of the letter from Holdings.

      On November 19, 2001, the Board approved the status of the Special Committee as the conflicts committee of the General Partner and resolved that any action taken by the Special Committee would constitute action both as the Special Committee and as the conflicts committee of the General Partner.

      On November 19, 2001, the Company publicly announced its cash flow and operating results for the quarter ended September 30, 2001.

      On November 20, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to discuss the November 8, 2001 letter from Holdings.

      On November 30, 2001, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW to consider the November 8, 2001 letter from Holdings further. Messrs. Rudey, Ludlow and Hornig as well as representatives of Swidler Berlin participated in a portion of the meeting to make a presentation to the Special Committee. During this presentation, Messrs. Rudey, Ludlow and Hornig explained the November 8, 2001 letter and the transactions contemplated by the letter.

      On January 29, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to further discuss the November 8, 2001 letter from Holdings, the meeting with management on November 30, 2001 and the Special Committee's potential responses.

      On February 4, 2002, the Special Committee, and representatives of DrKW and Richards, Layton & Finger met with Messrs. Rudey, Ludlow and Hornig and representatives of Swidler Berlin at the offices of DrKW to further discuss the November 8, 2001 letter from Holdings.

      On February 7, 2002, DrKW delivered to Swidler Berlin a summary of potential terms for a transaction. On February 15, 2002, Swidler Berlin delivered a response to the February 7th summary.

      On February 26, 2002, DrKW responded with comments on a number of the concepts set forth in the February 15 communication. These comments related to the Special Committee's ability to negotiate with other potential third-party bidders after execution of an acquisition agreement, the extent to which a working capital facility would be needed for the Klamath and Yakima operations after consummation of a transaction, a sinking fund for promissory notes delivered to unitholders in any transaction and the ability of the Company to engage in transactions with affiliates after closing.

      On March 8, 2002, Swidler Berlin sent a letter to DrKW indicating Holdings' disagreement with each of the issues raised in the February 26th response.

      On March 25, 2002, Holdings indicated to the Special Committee and its legal and financial advisors that, in response to the valuation concerns expressed by the Special Committee and its legal and financial advisors and to the restrictive covenants being sought by the Special Committee and its legal and financial advisors in connection with any promissory notes delivered to unitholders in connection with a transaction, Holdings would be willing to consider a transaction in which holders of outstanding Common Units would receive solely cash consideration.

      On March 26, 2002, the Company publicly announced its cash flow and operating results for the quarter and year ended December 31, 2001.

      On April 16, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger at the offices of DrKW. During this meeting, the potential for an all-cash offer was discussed. After the meeting, representatives of DrKW and Richards, Layton & Finger communicated to Mr. Hornig and representatives of Swidler Berlin that any cash offer should afford the Special Committee with the authority to pursue any superior offers that may be submitted after announcement of any acquisition agreement. The Special Committee's representatives also stated that written evidence of financing would need to be in place before any such deal would be approved by the Special Committee.

      On April 23, 2002, Holdings delivered a letter to the Special Committee and its legal and financial advisors which contemplated an acquisition of all the outstanding common limited partnership interests not held by the Investor Group or its affiliates for $2.75 in cash. The letter stated Holdings had received confirmation from a major financial institution that it would provide sufficient financing to complete the transaction, subject to the preparation of documentation and review of appraised timber values. On April 23, 2002, the Company publicly announced the receipt of the letter from Holdings.

      On April 29, 2002, representatives of DrKW and Richards, Layton & Finger spoke with Mr. Hornig and representatives of Swidler Berlin and again communicated that the Special Committee would require written evidence of Holdings' financing before entering into any acquisition agreement.

      On May 16, 2002, Swidler Berlin delivered a draft merger agreement to the Special Committee and Richards, Layton & Finger.

      On May 20, 2002, the Company publicly announced its cash flow operating results for the quarter ended March 31, 2002.

      On May 24, 2002, Richards, Layton & Finger, on behalf of the Special Committee, delivered comments on the draft merger agreement to Swidler Berlin.

      On  June  3  and  June  18,   2002,   the  Special   Committee   met  with
representatives  of  Richards,   Layton  &  Finger  to  discuss  the  status  of
negotiations with Holdings and Holdings' financing.

      On June 20, 2002, the Special Committee met with representatives of DrKW and Richards, Layton & Finger to discuss the status of negotiations, Holdings' financing and a potential time frame for concluding the Special Committee process.

      On June 21, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin to discuss a potential time frame for concluding the Special Committee process.

      On July 1, 2002, Mr. Wyman spoke with Mr. Rudey regarding a potential time frame for concluding the Special Committee process.

      On July 29, 2002, Richards, Layton & Finger spoke with Swidler Berlin regarding the status of Holdings' financing.

      On July 30, 2002, Mr. Rudey spoke with Mr. Abramson regarding the status of Holdings' financing.

      On August 1, 2002, Swidler Berlin forwarded to the Special Committee and its representatives a letter from Yakima's credit insurer to Mr. Rudey indicating its approval of an amendment to the Yakima indenture dated September 14, 2001 (the "Yakima Indenture") to increase the funds available for a tender offer by $12,000,000 to allow for an all-cash transaction. The letter stated that the amendment was subject to, among other things, the occurrence of no material adverse change in Yakima prior to closing and the closing occurring by December 31, 2002 (which date was later extended to March 31, 2003).

      On August 2, 2002, Swidler Berlin delivered a revised draft merger agreement to Richards, Layton & Finger.

      On August 9, 2002, Richards, Layton & Finger, on behalf of the Special Committee, delivered comments on the revised draft merger agreement to Swidler Berlin.

      On August 14, 2002, the Company publicly announced its cash flow and operating results for the quarter ended June 30, 2002.

      On August 14 and 15, 2002, representatives of DrKW and Richards, Layton & Finger spoke with each of the members of the Special Committee regarding the potential transaction in light of the letter from Yakima's credit insurer. On August 15, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues that remained to be resolved under the draft merger agreement.

      On August 23, 2002, representatives of DrKW and Richards, Layton & Finger spoke with representatives of Swidler Berlin and Mr. Hornig regarding certain valuation issues, certain issues remaining outstanding under the draft merger agreement and the status of pending litigation.

      On September 18, 2002, representatives of Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues remaining outstanding under the draft merger agreement and the status of pending litigation.

      On October 2, 2002, representatives of DrKW and Richards, Layton & Finger spoke with representatives of Swidler Berlin regarding certain issues remaining outstanding under the draft merger agreement and the status of pending litigation.

      On October 3, 2002, representatives of DrKW, Richards, Layton & Finger and Swidler Berlin met with representatives of Abbey Gardy, LLP and Stull, Stull & Brody, lead counsel for the plaintiffs in certain class actions filed in response to the proposed acquisition, to discuss litigation pending in the Delaware Court of Chancery. At the meeting, representatives of Abbey Gardy, LLP and Stull, Stull & Brody suggested various means by which the terms of the potential acquisition could be enhanced.

      On October 4, 2002, the Company publicly announced, among other things, that (i) it had received a notice from Nasdaq that the Company had failed to comply with certain net tangible asset requirements and, therefore, its securities were subject to delisting from the Nasdaq National Market and (ii) it had requested a hearing before Nasdaq to review the determination.

      On October 10, 2002, the Special Committee met with its legal and financial advisors to consider the terms of the Offer and the Merger. Messrs. Rudey, Hornig and Ludlow, as well as representatives of Swidler Berlin, attended a portion of such meeting. At this meeting, DrKW discussed its financial analyses with the Special Committee and delivered its oral opinion, and subsequently delivered its written opinion, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of the date thereof, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. After a discussion of the terms of the Offer and the Merger, and after adjourning the meeting until the following day, the Special Committee determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners. Accordingly, the Special Committee recommended to the Board that the Board approve and adopt the Merger Agreement and the transactions contemplated thereby. The Special Committee further recommended that Limited Partners tender their shares in the Offer, and, to the extent applicable, that the Limited Partners vote in favor of the approval of the Merger Agreement and the Merger and that the Board make the same recommendation.

      On October 16, 2002, the Board met to receive the Special Committee's recommendation. At this meeting, the Special Committee presented its report regarding the Offer and the Merger to the Board, which concluded that Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, taken together, were fair and reasonable to, and in the best interests of, the Company and the Limited Partners. The Board approved and adopted the Merger Agreement and the transactions contemplated thereby (including but not limited to the Offer and the Merger). The Board consented to the admission of the Buyer as a limited partner with respect to any Common Units and Subordinated Units acquired in the Offer and the Merger. The Board directed that the Merger Agreement be submitted to a vote of the Limited Partners, and recommended that the Limited Partners tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

      On October 16, 2002, the Company, the Buyer and Holdings executed the Merger Agreement and, in the morning on October 17, 2002, the Company issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Special Committee

      In determining that the Special Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board, the Special Committee considered the following factors which, in the view of the Special Committee, supported such determination:

      Opinion of the Special Committee's Financial Advisor. The Special Committee considered the opinion delivered by DrKW to the Special Committee, to the effect that, based on and subject to the various assumptions and limitations set forth therein, as of the date thereof, the consideration to be received by the holders of Common Units other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and Buyer), pursuant to the Offer and the Merger, taken together, was fair from a financial point of view. For a description of the opinion delivered by DrKW, see "SPECIAL
FACTORS: Opinion of Financial Advisor to the Special Committee" in the Offer to Purchase, which is incorporated by reference in this Schedule 14D-9.

      THE FULL TEXT OF THE WRITTEN OPINION OF DRKW, DATED OCTOBER 16, 2002, WHICH SETS FORTH AMONG OTHER THINGS THE OPINIONS EXPRESSED, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS OF THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX A, AND HOLDERS OF COMMON UNITS ARE URGED TO READ IT IN ITS ENTIRETY. DRKW'S OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDERS AS TO HOW SUCH HOLDERS SHOULD VOTE OR OTHERWISE ACT IN RESPECT OF THE OFFER OR THE MERGER AND SHOULD NOT BE RELIED UPON BY ANY HOLDER IN RESPECT OF SUCH MATTERS.

      Market Price and Premium. The Special Committee considered the historical market and recent trading activity of the Common Units, including the fact that the $3.00 per Common Unit cash consideration represents a 305% premium over the $0.74 per Common Unit closing price on October 16, 2002, the last full trading day before the public announcement of the execution of the Merger Agreement, a 173% premium over the $1.10 per Common Unit closing price on July 16, 2002, the date three months before the public announcement of the execution of the Merger Agreement, and a 104% premium over the $1.47 per Common Unit closing price on April 16, 2002, the date six months before the public announcement of the execution of the Merger Agreement.

      Arm's-Length Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between Holdings and the Special Committee, composed exclusively of members of the Board who were not employees and who were not affiliated with the Investor Group, and their respective legal and financial advisors.

      Offer Price and Merger Consideration. The Special Committee concluded that, after extensive negotiations by and on behalf of the Special Committee with management and its representatives, the Special Committee had obtained the highest price per Common Unit that Holdings was willing to pay. The Special Committee formed its belief based on statements made by representatives of Holdings and its representatives during the negotiations as well as the Special Committee's understanding of the impact of the Offer, the Merger and associated financing arrangements on the Company's possible future financial performance.

      Possible Decline in Market Price of Common Units. The Special Committee considered the possibility that if a transaction with the Buyer is not consummated and the Company remained a publicly-owned entity, the price that might be received by the holders of the Common Units in the open market or in a future transaction might be less than the per Common Unit to be received by the holders of Common Units in connection with the Offer and the Merger. The Special Committee also considered the impact of the potential delisting of the Common Units from the Nasdaq National Market in light of the delisting notice received by the Company from Nasdaq.

      Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Common Units (other than Common Units held by Holdings, the Buyer, the General Partner and their affiliates), thereby enabling the holders of Common Units the opportunity to obtain cash for all of their Common Units at the earliest possible time, and the fact that the per Common Unit cash consideration to be paid in the Offer and the Merger is the same.

      Liquidity. The Special Committee considered the fact that the Offer provides unitholders of the Company with liquidity to dispose of their Common Units, which may not be available in the public market due to the low level of trading volume of the Common Units and which the Special Committee believed would be even more limited in the event the Common Units were delisted from the Nasdaq National Market.

      Terms of the Merger Agreement. The Special Committee considered the terms and conditions of the Merger Agreement, including provisions of the Merger Agreement which restrict the Special Committee's ability to engage in negotiations regarding an acquisition proposal, but permit the Special Committee to withdraw its recommendation to tender units in the Offer or terminate the Merger Agreement in the event of an unsolicited third-party proposal which is superior to the Offer and the Merger.

      Uncertainties Relating to Company's Business. The Special Committee considered uncertainties with respect to the business, assets, financial condition, results of operations and prospects of the Company (including the difficulties of the Company in obtaining a third party credit facility), the risks involved in achieving those prospects and the general condition, outlook and trends of the timber industry. In this connection, the Special Committee considered the uncertainty with respect to timber pricing and the risks of forest fires to the Company's prospects.

      Alternatives to Offer and Merger. The Special Committee considered possible alternatives to the Offer and the Merger, including the possibility of the Company continuing to operate as an independent entity, and the range of possible benefits to the holders of Common Units of those alternatives and the timing and likelihood of consummating and accomplishing the goals of any such alternative. After discussion with its financial and legal advisors, including with respect to the outlook for the timber industry generally and the merger environment for timber companies, and a review of the financial analyses prepared by DrKW, the Special Committee believed that the opportunity to achieve $3.00 per Common Unit under the terms of the Merger Agreement was a superior alternative to attempting to achieve value in excess of $3.00 per Common Unit as an independent publicly traded entity because of the risks associated with the assumptions underlying an implied value of a Common Unit in excess of $3.00.

      Veto Power. The Special Committee considered the ability of the Investor Group, by virtue of its ownership of Subordinated Units, to veto any business combination that any other potential acquirors could propose, together with the fact that no other person had submitted a business combination offer to the Company since the public announcement of a potential going-private transaction on November 2, 2000 (a period of almost two years), and the fact that Mr. Rudey had stated to the Special Committee that he would not consider reducing or disposing of his interest in the Company to a third party.

      The Special Committee also considered certain negative factors, including the following:

      Potential Increase in Price of Common Units. The Special Committee considered the possibility that, although the Offer and the Merger gives the holders of Common Units the opportunity to realize a substantial premium over the price at which the Common Units traded prior to the public announcement of the Merger Agreement, the price or value of the Common Units may increase in the future, and the holders of Common Units would not benefit from such future increases.

      Tax Implications. The Special Committee considered the taxable nature of the Offer and the Merger to holders of Common Units.

      Conditions to Closing of the Offer. The Special Committee considered the conditions to management's obligations to purchase Common Units in the Offer, and the possibility that such conditions might not be satisfied.

      Consent of Holdings. The Special Committee considered the requirement under the Merger Agreement that the Company obtain Holding's consent before it can take certain actions.

      Potential Delisting and Deregistration After the Offer. The Special Committee considered the fact that the number of holders of Common Units after the consummation of the Offer, pending completion of the Merger, may be sufficiently small that the Common Units may be delisted from Nasdaq and may no longer be subject to registration requirements under the federal securities laws, thereby potentially adversely affecting the liquidity in the market for the Common Units and the extent of information available to the holders of the Common Units.

Reasons for the Recommendation of the Board

      In reaching its determinations referred to above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the Offer Price and terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Holdings.

      The members of the Board, including the members of the Special Committee, evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of its legal and financial advisors.

      The Board, including the members of the Special Committee, believes that consideration of the Offer and the Merger was procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of the Limited Partners and a special committee is a mechanism well recognized under law to ensure fairness in transactions of this type; (ii) the Special Committee retained and was advised by an independent financial advisor, DrKW, in evaluating the proposed transaction and independent legal counsel, Richards, Layton & Finger,
(iii) the Special Committee engaged in careful deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and (iv) the Special Committee was authorized to and did explore other strategic alternatives for the Company.

      The Board recognized that, while the Offer and the consummation of the Merger gives the Limited Partners the opportunity to realize a significant premium over the price at which the Common Units were traded immediately prior to the public announcement of the execution of the Merger Agreement, the consummation of the Offer and the Merger would eliminate the opportunity for the Limited Partners to participate in the future growth and profits of the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the consummation of the Offer and the Merger were reflected in the price offered by Buyer in the Offer.

      Neither the Special Committee nor the Board considered the liquidation value of the Company's assets and neither considered liquidation to be a viable course of action based upon the desire of the Investor Group to have the Company continue to operate. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

      In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their decisions.

      The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

      (c) Intent to Tender.

      After reasonable inquiry and to the best of the Company's knowledge, each executive officer, director and affiliate of the Company (other than any executive officer, director and affiliate of the Company who is a member of the Investor Group) currently intends to tender to the Buyer all Common Units held of record or beneficially owned by such person, to the Buyer as of the expiration date of the Offer.

Item  5. Person/Assets, Retained, Employed, Compensated or Used.

      Pursuant to the terms of the engagement letter, dated June 7, 2001, between DrKW and the Special Committee, as supplemented by letter agreements, dated as of the same date, between DrKW and the Company regarding payment and indemnification obligations (the "Engagement Letter"), the Special Committee engaged DrKW to act as financial advisor to the Special Committee in connection with the transactions contemplated by the Offer and the Merger. Pursuant to the terms of the Engagement Letter, the Company agreed to pay DrKW (i) a fee (the "Financial Advisory Fee") of $125,000 upon the execution of the Engagement Letter, (ii) a fee (the "Opinion Fee") of $850,000, payable at the time DrKW delivers its opinion or indicates, having completed its diligence, to the Special Committee its ability or inability to render an opinion and (iii) a fee (the "Transaction Fee") equal to 0.85% of the aggregate consideration to be received in a transaction contemplated by a potential proposal or sale, contingent upon the consummation of such transaction and DrKW having conducted, at the request of the Special Committee, a public or controlled sales process of the Company following the receipt of such potential proposal. The aggregate amount of any Financial Advisory Fee or Opinion Fee, however, would be deducted from any Transaction Fee. DrKW has received the Financial Advisory Fee and the Opinion Fee from the Company, but will not be entitled to receive the Transaction Fee since the Special Committee has not requested that DrKW engage in a public or controlled sales process of the Company. The Special Committee was aware of this fee structure and took it into account in considering DrKW's fairness opinion and in approving the Offer and the Merger. Pursuant to the Engagement Letter, the Company has agreed to reimburse DrKW on a monthly basis for all reasonable out-of-pocket expenses, including all fees, disbursements and other charges of DrKW's counsel and of other consultants and advisors retained by DrKW with the Special Committee's consent. The Company has agreed to indemnify DrKW and its affiliates, their respective directors, officers, agents, employees and controlling persons and each of their respective successors and assigns, to the full extent permitted by law, against particular liabilities, including liabilities under the federal securities laws, relating to or arising out of the performance by DrKW of its duties under its engagement.

      In the ordinary course of their businesses, DrKW and its affiliates are engaged in a broad range of securities activities and financial services, and may actively trade or otherwise effect transactions in the debt and equity securities of the Company for their own account and for the accounts of customers and, accordingly, DrKW or its affiliates may at any time hold long or short positions in those securities.

      Except as set forth above, neither the Company nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

      To the Company's knowledge, no transactions in the Common Units have been effected during the past 60 days by the Company or its executive officers, directors, affiliates or subsidiaries, or by Holdings or its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

      Except as set forth in this  Schedule  14D-9 and as set forth in  "SPECIAL
FACTORS: Plans for the Company; Other Matters" in the Offer to Purchase, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of the Company's securities; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

      Except as set forth in this  Schedule  14D-9 and as set forth in  "SPECIAL
FACTORS: Plans for the Company; Other Matters" in the Offer to Purchase, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

Item 8. Additional Information.


      (b) Other Material Information.

      The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9. Exhibits.

Exhibit       Description
-------       -----------

(a)(1) Offer to Purchase dated November 15, 2002 (incorporated by reference to Exhibit (a)(1) of the Buyer's Schedule TO, filed with the SEC on November 15, 2002)).

(a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Buyer's Schedule TO, filed with the SEC on November 15,
            2002).

(a)(3)      Opinion of DrKW, dated October 16, 2002 (included as Annex A to this
            Schedule 14D-9).

(a)(4)      Press   Release   issued  by  the   Company  on  October   17,  2002
            (incorporated by reference to the Exhibit (a)(7) of the Buyer's Schedule TO, filed with the SEC on November 15, 2002).

(a)(5) Notice of Guaranteed Delivery, Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibits (a)(3) through (a)(6) of the Buyer's Schedule TO, filed with the SEC on November 15, 2002).

(a)(6)      Letter to Unitholders, dated November 15, 2002, from the Company.

(a)(7)      Press   Release   issued  by  the   Company  on November   15,  2002
            (incorporated by reference to Exhibit (a)(9) of the Buyer's Schedule TO, filed with the SEC on November 15, 2002).

(e)(1) Agreement and Plan of Merger, dated as of October 16, 2002, by and among Holdings, the Buyer and the Company (incorporated by reference to Exhibit (d)(1) of the Buyer's Schedule TO, filed with the SEC on November 15, 2002).

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2002

                                 U.S. TIMBERLANDS COMPANY. L.P.

                                 By: U.S. TIMBERLANDS SERVICES COMPANY, L.L.C., its general partner

                                 By:     /s/ John M. Rudey
                                         ------------------------------------
                                 Name:   John M. Rudey

                                 Title:  Chief Executive Officer and President

                                                                         ANNEX A

                                                  [Logo]
                                                  Dresdner Kleinwort Wasserstein
                                                  1304 Avenue of the Americas
                                                  New York, NY 10019-6163

                                                  Telephone: (212) 969-2700
                                                  Telefax: (212) 702-5622

                                             October 16, 2002

Special Committee of the Board of Directors
U.S. Timberlands Services Company, L.L.C.
625 Madison Avenue
Suite 10-B
New York, NY 10022

Members of the Special Committee of the Board:

      You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the limited partner interests ("Common Units") of U.S. Timberlands Company, L.P., a Delaware limited partnership (the "Company"), other than U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings"), U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company wholly owned by Holdings (the "Buyer"), U.S. Timberlands Services Company, L.L.C., a Delaware limited liability company and the general partner of the Company (the "General Partner"), and their affiliates (including Mr. John M. Rudey and certain officers and directors of the General Partner who have formed Holdings and the Buyer), of the consideration to be received by such holders in the Transactions (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 16, 2002, by and among the Company, Holdings and the Buyer (the "Merger Agreement"). We note that in addition to the Common Units outstanding, of which approximately 19% are owned by affiliates of Holdings and the Buyer, the Company also has outstanding subordinated limited partner interests ("Subordinated Units") that are primarily owned by Mr. Rudey and the other officers and directors of the General Partner (as well as their affiliates) who have formed Holdings and the Buyer. Pursuant to the Company's limited partnership agreement, consummation of the Merger (as defined below) requires the approval of the General Partner and at least a majority of the outstanding Common Units and Subordinated Units, each voting as a separate class.

      The Merger Agreement provides for, among other things, a cash tender offer (the "Offer") by the Buyer to acquire all of the outstanding Common Units, other than Common Units held by Holdings, the Buyer, the General Partner and each affiliate of any of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), at a price of $3.00 per Common Unit, net to the seller in cash (the "Offer Price"), and for a subsequent merger of the Buyer with and into the Company pursuant to which, among other things, each outstanding Common Unit and Subordinated Unit, other than in either case those owned by Holdings, the Buyer, the General Partner or any affiliate of the foregoing, will be converted into the right to receive the Offer Price (the "Merger" and, together with the Offer, the "Transactions"). The terms and conditions of the Transactions are set forth in more detail in the Merger Agreement.

      In connection with rendering our opinion, we have reviewed the financial terms and provisions of the Merger Agreement, and we have also reviewed and analyzed certain publicly available business and financial information relating to the Company for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, projections and analyses prepared by or on behalf of the Company and provided to us for purposes of our analysis. We have also met with management of the Company to review and discuss such information and, among other matters, the Company's business, operations, assets, financial condition and prospects. The management of the Company has also informed us that they believe the assumptions for timber prices underlying the Company's financial forecasts and projections, and comparisons of these against other projections for timber prices set forth by independent industry experts, including Resource Information Systems, Inc. (RISI) and Clear Vision Associates, are reasonable and may be relied upon by us for purposes of our analysis. We have also compared the Company's timber harvest volume assumptions against the constraints on harvests imposed by the Company's debt obligations.

      We have reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to the Company or one or more of its businesses or assets. We have also reviewed and considered the financial terms of certain recent asset acquisitions of timberlands that we believe, based on discussions with the Company's management, to be reasonably comparable to the assets of the Company. We have also reviewed and considered the publicly available financial terms of certain other acquisitions, including going-private transactions effected by affiliates of the acquired company, which we believe to be generally relevant. We have also reviewed independent valuation analyses of the Company's timberlands prepared by industry experts including James W. Sewall Company, Wesley Rickard, Inc. and Cascade Appraisal Services, Inc. (collectively, the "Independent Valuations") that the management of the Company requested that we consider. We have also performed such other financial studies, analyses and investigations and reviewed such other information, including certain indentures with respect to certain indebtedness of certain of the Company's subsidiaries, as we considered appropriate for purposes of this opinion.

      In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, including the financial projections, forecasts, analyses, Independent Valuations and other information provided to us, and we have not assumed any responsibility for independent verification of, and express no opinion as to, any of such information. We also have assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts, analyses, Independent Valuations and other information furnished to us, and we have assumed, with the consent of the Special Committee (as defined below), that such projections, forecasts, analyses, Independent Valuations and other information were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the Company's management (or, in the case of the Independent Valuations, the industry experts that prepared them) as of the date hereof and that management of the Company is unaware of any facts that would make the financial projections, forecasts, analyses, Independent Valuations and other information provided to us incomplete or misleading. We express no opinion with respect to such projections, forecasts, analyses, Independent Valuations and other information, or the assumptions on which they are based. In addition, we have not reviewed any of the books and records of the Company. We were not retained to conduct, nor have we assumed any responsibility for conducting, a physical inspection of the properties or facilities of the Company, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of the Company, and, other than the Independent Valuations, no such independent valuation or appraisal was provided to us. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Finally, we have assumed that the transactions described in the Merger Agreement will be consummated on the terms set forth therein, without material waiver or modification by any party thereto.

      We have been told by Mr. Rudey that he is not prepared to consider offers for or to sell his Common Units or Subordinated Units. Accordingly, in the context of our engagement, we were not authorized to and have not solicited third party indications of interest in acquiring all or any part of the Company or its assets, or investigated any alternative transactions with any third parties which may be available to the Company.

      We are acting as financial advisor to the Special Committee of independent directors of the Board of Directors of the General Partner, which also constitutes and has acted as the Conflicts Committee of the Board of Directors of the General Partner (the "Special Committee"), in connection with the proposed Transactions and have already been paid a fee for our services, including this opinion.

      In the ordinary course of our business, we may actively trade the securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      Our opinion addresses only the fairness from a financial point of view to the holders of the Common Units, other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), of the consideration to be received by such holders pursuant to the Offer and the Merger, taken together, and we do not express any views on any other terms of the Offer or the Merger. Specifically, our opinion does not address the Special Committee's underlying business decision to recommend the Transactions. In addition, our opinion does not address the solvency of the Company or any of its affiliates following the Transactions or at any time.

      It is understood that this letter is for the benefit and use of the Special Committee solely in its consideration of the Transactions, and (except as otherwise provided in the engagement letter, dated as of June 7, 2001, between the Special Committee and us) may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. We have been engaged and are acting solely as an advisor to the Special Committee and not as an advisor to or agent of any other person. This opinion does not constitute a recommendation to any unitholder with respect to whether such holder should tender Common Units pursuant to the Offer or as to how such holder should vote or otherwise act with respect to the Merger, and should not be relied upon by any unitholder as to any such matter.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Common Units, other than Holdings, the Buyer, the General Partner, and each affiliate of the foregoing (including Mr. Rudey and the other officers and directors of the General Partner who have formed Holdings and the Buyer), pursuant to the Offer and the Merger, taken together, is fair to such holders from a financial point of view.

                                    Very truly yours,

                                    /s/ Dresdner Kleinwort Wasserstein, Inc.

                                                                  EXHIBIT (A)(6)

                                 [LOGO OMITTED]

                         U.S. TIMBERLANDS COMPANY, L.P.

                                November 15, 2002

Dear Unitholder:

      We are writing to inform you that, on October 16, 2002, U.S. Timberland Company, L.P. ("the Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with U.S. Timberlands Holdings Group, LLC, a Delaware limited liability company ("Holdings") and U.S. Timberlands Acquisition Co., LLC, a Delaware limited liability company and a wholly-owned subsidiary of Holdings (the "Buyer"). Pursuant to the Merger Agreement, the Buyer has today commenced a cash tender offer for all of the outstanding common units (the "Common Units") of the Company at a price of $3.00 per Common Unit, in cash, less any amounts required by law to be withheld and paid to governmental entities, subject to the terms and conditions of the Offer to Purchase and the related Letter of Transmittal accompanying this letter (which, together with any amendments or supplements thereto, constitute the "Offer").

      A group (the "Investor Group") led by senior management of U.S. Timberlands Services Company, L.L.C., a Delaware limited liability company and the general partner of the Company (the "General Partner"), formed the Buyer for the purpose of making this Offer. Members of the Investor Group currently own approximately 16% of the Common Units and 97% of the subordinated units of the Company.

      The Offer is conditioned, among other things, upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer 3,281,739 Common Units, representing, when added to the Common Units held by Holdings and its affiliates, in excess of 50% of the aggregate outstanding Common Units. The Merger Agreement provides that, following the tender offer, the Buyer will merge with and into the Company (the "Merger") in accordance with the applicable provisions of the Limited Partnership Act of the State of Delaware and the Limited Liability Company Act of the State of Delaware. Following the Merger, the Company will be the surviving entity and the separate existence of the Buyer will cease.

      The General Partner, acting pursuant to unanimous approval of the Board of Directors of the General Partner (the "Board"), based upon the recommendation of the Special Committee of independent directors of the General Partner (the "Special Committee"), (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger and the Offer, taken together, are fair and reasonable to, and in the best interests of, the Company and the Limited Partners, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby (including but not limited to the Offer and the Merger), (iii) consented to the admission of the Buyer as a limited partner with respect to any Common Units and subordinated units of the Company acquired in the Offer and the Merger, (iv) directed that the Merger Agreement be submitted to a vote of the Limited Partners in accordance with Articles XIII and XIV of the Amended and Restated Limited Partnership Agreement of the Company (the "Limited Partnership Agreement"), and (v) recommended that the Limited Partners tender their Common Units in the Offer and, to the extent applicable, vote in favor of the approval of the Merger Agreement and the Merger.

      In arriving at our recommendation, we gave careful consideration to the factors described in "SPECIAL FACTORS: Fairness of the Transaction" in the enclosed Offer to Purchase and in the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Among the many factors considered by us in evaluating the Offer and the Merger was the oral opinion delivered to the Special Committee by its financial advisor, Dresdner Kleinwort Wasserstein, Inc. ("DrKW"), on October 10, 2002 and subsequently delivered in writing, that, as of the date of the opinion and subject to the various assumptions and limitations described in the opinion, the offer price of $3.00 per share in cash to be received by the holders of Common Units, other than the Buyer, Holdings, the General Partner and the Investor Group, pursuant to the proposed transaction was fair from a financial point of view to those holders. The opinion contains a description of the procedures followed, matters considered and assumptions and limitations on the review undertaken by DrKW in rendering its opinion. The written opinion of DrKW is attached as Annex A to the Schedule 14D-9. The opinion does not constitute a recommendation by DrKW to you as to whether or not you should tender your Common Units in the Offer or as to any other matter relating to the Offer. You should read the opinion carefully and in its entirety.

      Enclosed for your consideration are copies of the Offer to Purchase and other tender offer materials and the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. You should read these documents carefully and in their entirety.

                                  Sincerely,

                                  U.S. TIMBERLANDS COMPANY, L.P.

                                  By: U.S. TIMBERLANDS SERVICES COMPANY, L.L.C., its general partner

                                  By:   /s/ John M. Rudey
                                     -----------------------------------------
                                      John M. Rudey
                                      Chief Executive Officer and President